  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

March 11, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shehzad Niazi

Re:	China Ginseng Holdings, Inc.
Amendment No. 2 to Form 10-12g
Filed February 9, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 22, 2010
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed February 22, 2011
File No. 000-54072

Dear Mr. Niazi:
This letter is provided in response to your letter dated January 12, 2011 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Amendment No. 2 to Form 10-12g
Cover Page

1.	Please indicate by check mark that you are a smaller reporting company.

Response: Pursuant to your comment, we have indicated by check mark that we are a smaller reporting company.

Item 1. Business, page 2
Our Organizational Structure, page 2
Tonghua Linyuan Grape Planting Co. (“Tonghua”), page 2

2.
We note that the structural chart provided on page 2 indicates that China Ginseng directly owns the Foreign Owned Enterprises.  Your disclosure only states that you obtained a certificate of approval for Yanbian.  Please discuss whether you received approvals for the other WFOEs.  If not, please explain why you believe approval is not required.  Please provide a more detailed discussion of the transaction(s) that resulted in this structure and explain how the structure complied with the laws of the PRC.

Response: Pursuant to your comment, we have stated in the disclosure that we obtained a certificate of approval for each of our subsidiaries as a Wholly Foreign Owned Entity (WFOE).  We also provided more details of the transactions that resulted the current structure, which have been duly approved by relevant PRC authorities and were compliance with the applicable PRC laws and regulations on page 2-3

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  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

3.
We note your revised disclosure relating to Tonghua’s debt to Ji’An Credit Cooperatives on pages two and three and under Commitments and Contingencies on page 33.  Please reconcile your disclosure in these locations, and elsewhere as appropriate, with your disclosure in Note I on page F-17 regarding the Ji’an Farmer’s Credit Union loan.  In this regard, also consider whether additional exhibits need to be filed with your registration statement to disclose the loan described in Note I.  Also, disclose the amount of interest currently due on the loan.

Response: Pursuant to your comment, we reviewed the disclosure in Note I on page F-17 and confirmed that it is the same loan Tonghua owed to Ji’An Credit Cooperatives. Therefore, we have reconciled our disclosure accordingly on page 2-3, page 33 and page F-17.

4.
We reissue comment 12 of our letter dated December 3, 2010. Please provide clear disclosure throughout the registration statement to clearly indicate those aspects of your business that are operational and those that have not yet commenced operations.  For instance, we note that as of that you did not generate any revenues from the ginseng juice until the quarter for the three months ended December 31, 2010.  We also note that you have not yet commenced your wine making business and have generated no revenues to date.  Please provide clear disclosure throughout, as previously requested.

Response: Pursuant to your comment, we have revised our disclosure to better explain the business role of each of our subsidiaries, the current status of its operations and whether it has started to generate revenue. Please find our revised disclosure on page 2-3.

Our Business, page 3
General, page 3

5.
Provide the basis for your statement that the shift in focus from ginseng production to ginseng juice “will not affect Yanbian’s operation, it will continue to plant ginseng as raw material for canned ginseng juice and sell ginseng not qualified to be used for canned ginseng juice.” The revenues attributable to this business have already and will continue to decrease as the ginseng is utilized for the ginseng juice.  Please revise to provide clear disclosure of the impact of this shift on the business of this subsidiary.

Response: Pursuant to your comment, we have revised our disclosure to better explain the impact of shift of our business focus on the business of Yanbian on page 3 :

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  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

6.	We note the disclosure on page three that in November 2010, Tonghua signed a binding agreement with a wine distributor. Please disclose the material terms of the agreement and file as an exhibit.

Response: Pursuant to your comment, we have reviewed the binding agreement for wine distribution and it was signed between and among Huamei and the distributor. Therefore, we have revised the disclosure of the business of Tonghua on page 3. In addition, we have revised our disclosure of Distribution Method under the Wine section to include the material terms of the agreement on page 11 and also filed the binding agreement with a wine distributor as Exhibit 10.19 to this registration statement.

7.
Please revise your disclosure on page four and throughout this section to distinguish your lease of the refrigerated warehouse from your purchase of a production factory of ginseng beverages.  We note, for example, that you refer to the facility purchased from Meihekou as a “warehouse” in multiple locations, including in the last paragraph before the bullet points on page four and under Investing Activities on page 31.

Response: Pursuant to your comment, we have distinguished our lease of the refrigerated warehouse by referring the warehouse as a “rented refrigerated warehouse” from our purchase of a production factory of ginseng beverages by referring the factory as a “production factory” in our filings. In addition, we have filed the current lease agreement we have for the rented refrigerated warehouse as Exhibit 10.20    to this registration statement. The relevant revised disclosure was made on page 4 and  page 31.

8.	In your description of the transaction with Meihekou on page four and in Exhibit 10.18, please provide the date that you entered into the oral agreement.

Response: Pursuant to your comment, we have provided on page 4 and in Exhibit 10.18 that we entered into the oral agreement with Meihekou on March 22, 2010

9.
Please revise here, in your MD&A and elsewhere as appropriate to disclose the name of the 8,000,000 RMB lender and the material terms of the loan.  Furthermore, please file the agreement documenting this loan as an exhibit to your next amendment.

Response: Pursuant to your comment, we have included in our disclosure the name of the 8 million RMB lender and the material terms of the loan on page 4& 31, in Exhibit 10.18  and filed the loan agreement as Exhibit 10.21 to this registration statement.

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

10.	We reissue comment 16 of our letter dated December 3, 2010. Please disclose the material terms of the contract to lease the refrigerated warehouse.

Response: Pursuant to your comment, we have disclosed the material terms of the lease contract of the refrigerated warehouse on page 4 and filed lease agreement of the refrigerated warehouse as Exhibit 10. 20 to this registration statement.

11.	Please reconcile the disclosure throughout that you will produce wine with the disclosure on page five that you have contracted with Tonghua Jinyuanshan Winery to produce wine.

Response: Pursuant to your comment, we have revised our disclosure to clarify that we have contracted with Tonghua Jinyuanshan Winery to process wine whereby we will provide the winery with grape juice, bottling supplies and packaging supplies and the winery will charge RMB 1 (about USD $0.15)  per bottle for processing red wine and RMB 1.5 (about USD $0.22) per bottle for processing ice wine. We have been storing grape juice for wine production which we plan to give to winery for wine production in March 2011. Please find revised disclosure on page 5.

12.
We reissue comment 18 of our letter dated December 3, 2010.  We note that Yisheng Foreign Trade Company, Heilongjian YiKangYuan Trade Company, Wang Chunjiang, and Xu Hong Yi each accounted for more than 10% of revenues.  Please disclose the material terms of any agreements, written or otherwise, with these customers and file any agreements with these customers as exhibits.  To the extent you have oral agreements, please file a written description of each agreement.  For guidance, see Question 146.04 of the Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: Pursuant to your comment, we have reviewed our sales revenue of ginseng. Our ginseng sales revenue includes revenue from our ginseng production and revenue from resale of ginseng purchased from outside farmers. Our ginseng production is constituted of our own farming ginseng production and ginseng purchased from the farmers who have leased land from us.  We sell ginseng directly to the market without distributors and to customers who purchase ginseng from us on order-to-order basis. Though purchases from a few customers aggregately accounted for more than 10% of our sales of ginseng respectively, we do not have any written or oral agreement with those customers. We consider a purchase is completed once cash is paid by a customer. For large orders, as a custom in ginseng business, when ginseng is shipped to a customer, the customer is entitled to an inspection process which could take up to 60 days. Upon completion of the inspection and approval process, the customer notifies us and a sale is recorded. Accordingly, we have revised our disclosure on page 5 and page 6.

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  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

13.
We reissue comment 20 of our letter dated December 3, 2010.  We note that you will continue to sell some ginger in the future.  Please provide a clear discussion of this aspect of your business, as required by Item 101(h)(4) of Regulation S-K.  In addition, we note the statement that direct purchase of ginseng for resale “accounts for a small percent of our revenue.”  However, the Form 10-Q for the period ended December 31, 2009 reflects over 30% of revenues from this portion of your business, and over 95% of revenues from the sale of ginseng, both the ginseng you produced and the ginseng you purchased for resale.  Please revise the disclosure accordingly.

Response: Pursuant to your comment, we have revised our disclosure to state that with the shift of our business focus, we plan to have 70% of our revenue from sales of canned ginseng juice, 20% of our revenue from sales of ginseng and 10% of our revenue from sales of our wine within next 2-3 years. However, we will continue to sell our produced ginseng, which is not qualified to make canned ginseng juice and resell ginseng we purchase from outside farmers, therefore, sales of ginseng have been and will continue to be a big portion of our revenue until the sales of canned ginseng juice grow. Accordingly, we have revised our disclosure  on page 6.

Sections of Our Business, page 6

14.
We partially reissue comment 34 of our letter dated December 3, 2010.  Please revise your disclosure under Canned Ginseng Juice, starting on page seven, and Wine, starting on page 10, to disclose the expected costs and known or anticipated sources of funding.

Response: Pursuant to your comment, we have included in our disclosure under Canned Ginseng Juice and Wine the expected costs and sources of funding on page 8 and page 10 respectively.

Sales of Ginseng, page 6

15.
We note your disclosure in the second paragraph of page 28 and partially reissue comment 20 of our letter dated December 3, 2010.  Please provide additional details here on why some of your ginseng might not be qualified for use in your ginseng juice.  For example, it is unclear under what conditions rain would cause oxidation on the ginseng and what percentage of your crop would be vulnerable to such oxidation under average weather conditions.

Response: Pursuant to your comment, Ginseng's growing cycle is from March to September.  Normally we sow the seed in March and harvest in September and October. Excessive rain in June to August  may cause oxidation of the.  Our average yearly rain volume in the past ten years has been approximately 500 millimeters , which  usually results in oxidization of approximately 30% of  our ginseng each year. However, in 2010,  90% of our ginseng was oxidized because we experienced 1400 millimeters of rainfall  from July to August, which was unusual given the average annual rain volume in the past ten years. Please find our revised disclosure on page 6.

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

16.
In this regard, please provide additional disclosure that would give insight to investors seeking to understand the average percentage of your ginseng crop that has not and likely will not in the future on average qualify for juice production.  Such disclosure could provide different estimates based on reasonable changes in important variables such as weather, for example.

Response: Pursuant to your comment, we have included in our disclosure the impact of the rain and the aveage annual rain volume in the past ten years and the percentage of the oxidized ginseng in past years on page 6.

Sources and Availability of Raw Materials, page 6

17.
Please reconcile your statement that the “farming contracts commenced in January 2008” with the form of farmer agreement attached as Exhibit 10.5, which states that the contracting period starts on April 1, 2010.

Response: Pursuant to your comment, we have reviewed our farming contracts. We started contracting with farmers in January 2008 and we renewed the agreements in 2010.  Accordingly we have revised our disclosure on page 6.

Canned Ginseng Juice, page 7
Distribution Methods, page 8

18.
We partially reissue comment 32 of our letter dated December 3, 2010.  Please revise to provide the material terms of the distribution agreements for your ginseng beverage business.  For example, we note that you have provided information on incentive awards but have not disclosed the compensation that will be received by your distributors if less than 500 thousand RMB total purchase amount is sold by such distributors.  Also discuss the minimum purchase requirements.

Response: Pursuant to your comment, we have reviewed our distribution agreements. No compensation will be received by our distributors if less than 500 thousand RMB total purchase amount is sold by such distributors. Accordingly, we have revised our disclosure on page 9.

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

19.
Furthermore, please reconcile your disclosure in this section regarding your ten distributors with your statement in the second paragraph above Our Subsidiaries on page 22 that you have nine distributors.

Response: Pursuant to your comment, we have revised our disclosure on page 22.

Wine, page 10
Distribution Methods, page 11

20.
Please clarify what compensation will be paid to Beijing Huayang pursuant to the distribution agreement you refer to in this section.  Also clarify the consequences of this distributor not meeting the minimum annual sales requirements set forth in the distribution agreement.

Response: Pursuant to your comment, we have included the requested information in our disclosure on page 11.

Intellectual Property, page 11

21.
We note the removal of references to your inability to sell your ginseng beverage products without SFDA approval.  Please add back this disclosure or advise us of why you believe it is no longer material.

Response: Pursuant to your comment, we have added back the disclosure of reference to our inability to sell ginseng beverage products without SFDA approval on page 12

Regulatory Environment, page 12
Regulation of Foreign Currency Exchange, page 13

22.
The disclosure that your functional currency is the US dollar appears to conflict with your disclosure on page F-9, that your functional currency is the Chinese Yuan Renminbi.  Please reconcile your disclosures for consistency.

Response: Pursuant to your comment, we have revised the statement as our functional currency is the Chinese Renminbi on page 13.

Competition, page 20
Ginseng Beverage, page 20

23.
Please provide a basis for your statements in this section that “[t]here hasn’t been a leading brand of ginseng beverage appearing in the China market yet” and “[t]he extraction for ginsenosides will cause damage to its nutritional components.”  For example, if these are merely based off the opinion of management, please so state to avoid overly promotional disclosure.

Response: Pursuant to your comment, we have stated in our disclosure that based on a market research report we conducted through a research institute, the management believes that “[t]here hasn’t been a leading brand of ginseng beverage appearing in the China market yet” and “[t]he extraction for ginsenosides will cause damage to its nutritional components.”  on page 20 and 21 respectively.

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

24.	Please add disclosure regarding competition in the ginseng resale business, as that continues to account for the majority of your revenues to date.

Response: Pursuant to your comment, we have added disclosure regarding competition in the ginseng sale business on page 20.

Ginseng

The market in China for ginseng is extremely competitive. Based upon management’s knowledge of the industry in China, we believe that there are more than four companies engaged in ginseng production in China.  The significant competition within the ginseng industry for planting land is compounded by the Chinese government’s recent promotion of forestation in state-owned forests.  This has dramatically reduced the woodland available for ginseng planting.

Our major competitors are Changbai Baoquan Mountain, Changbai Ni Li River, Ji An Ginseng and Antler Company & The First Fu Song Ginseng Farm.  Based upon its significant knowledge of the ginseng industry in China, management believes that we rank in the middle of these competitors, the larger of which in general have greater financial and personnel resources and have achieved greater market penetration than we have.  However, because there are no published statistics concerning our competitors, this is based solely upon management’s experience in the industry.

The ranking is based on the size of ginseng planting area and shift to ginseng  drinks business will not affect company’s ranking.  We will generate revenues from the sales of ginseng drinks in the future which we believe will offset any loss of revenue due to the shift.

We believe we compete in this market based upon:

·	Land Resources controlled directly or through arrangements with farmers

·	Ginseng cultivation systems and techniques.

·	Established Distribution Network

Wine, page 21

25.
It is unclear why you deleted the reference to your lack of wine sales and that you will be a small competitor in the market and that your competitors have greater financial resources and operating histories than you do.  Please add this disclosure back or provide the basis for why you think you will be competitive with other domestic wine producers, particularly those using similar grapes and/or that have a more established business or brand.

Response: Pursuant to your comment, we have added this disclosure back on page 21

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  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 28

26.
We reissue comment 48 of our letter dated December 3, 2010.  Please provide a more detailed discussion of your results of operations and the reasons for the changes in the results of operations.  For instance, please explain the reason(s) for the decrease in orders you received for ginseng.  When reasonably practicable, quantify the amount of the change in each line item due to the factor(s) listed. In this regard, we note several instances where two or more factors have been discussed, but the impact of each factor has not been quantified.  To the extent your shift in business focus to your proposed businesses has impacted your results of operations, please provide disclosure.

Response: Pursuant to your comment, we have reviewed our sales of ginseng. Our sales of ginseng include sales of ginseng production and resales of ginseng we purchased from outside farmers. The ginseng production is constituted of ginseng we produced and ginseng we purchased from the farmers leasing our land. For each section of sales, there are different factors causing the changes in the results of operations. For instance, our decision to store most of the ginseng we produce for use of ginseng beverage production, had a major impact on our sales of ginseng we produced; while market price of ginseng has most impact on our resales of ginseng we purchased from outside farmers. Accordingly, we have revised our disclosure to quantify each factor’s impact on our result o f operation on page 28.

Year Ended June 30, 2010 Compared to Year Ended June 30, 2009, page 28
Revenue, page 28

27.
We partially reissue comment 51 of our letter dated December 3, 2010.  Please individually quantify the impact of your reduced harvesting and sales of ginseng due to your reserving ginseng for juice production on the components of revenue discussed in this section.

Response: Pursuant to your comment, we have individually quantified the impact of our reduced harvesting and sales of ginseng due to our reserving ginseng for juice production on page 28.

28.
We reissue comment 52 of our letter dated December 3, 2010.  Please clarify in the penultimate paragraph of page 28 how the prices mentioned were in the “normal range” despite your statement in the following paragraph that your selling price for resale ginseng increased by $2.95 per kg.  Also, please quantify the incremental impact of the decrease in demand and the increase in quality on the price of your ginseng.

Response: Pursuant to your comment, we have revised our disclosure to clarify that our sales include sales of ginseng production including ginseng produced by us and  ginseng purchased from farmers  leasing land from us; sales of ginseng purchased from outside farmers; sales of seeds and seedlings. Other than the ginseng we bought for resale, the fluctuation in prices for ginseng production, seeds and seedlings was in the normal range because their price change did not exceed $2.00 per kg from fiscal year 2009 to fiscal year 2010.  The selling price for our resale ginseng which bought from outside farmers increased by $2.95 per kg in year 2010 compared to the year 2009. Accordingly, we have revised our disclosure on page 28.

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

Liquidity and Capital Resources, page 30

29.
Please revise your disclosure here to specifically identify any material financing arrangements and the material terms of such arrangements.  As non-exclusive examples of the material terms that should be disclosed, please describe whether the loan is currently in default, the date of such default, the principal amount of such loan and accrued interest, the name of the lender, the interest rate and any material financial covenants that could affect your liquidity or limit your ability to raise capital.

Response: Pursuant to your comment, we have revised our disclosure under Liquidity and Capital Resources on page 30.

30.	In this regard, clearly state which assets secure the debt that is in default and any risks associated with your practice of only entering into oral forbearance agreements with certain lenders.

Response: Pursuant to your comment, we have listed assets secured the 2 million RMB loan to Ji’An Qingshi Credit Cooperative which include 14 cabon-steel storage cans, 16 high-speed steel storage cans and 150 tons of grape. In March 2008, Ji’An Qingshi Credit Cooperative verbally agreed  that  no principal or interest payments are required to be made until we  started  generating profits and  interest continues to accrue until we repay the loan. We have not paid any principal or interest of the loan as of the date of this filing and are not aware of any disagreement or disputes with Ji’An Qingshi Credit Cooperative. Nevertheless, ,we had a net loss of $648,727 for the year ended June 30, 2010, if we cont inue operation without generating net income, we cannot guarantee that  Ji’An Qingshi will not  revoke the oral agreement and call the loan in the future. If that happens and we can not pay off the loan, Ji’An Qingshi has the right to sell, auction or use any other methods to liquidate the secured assets and receive the payment of outstanding principal and interests ranking senior to other lenders out of the secured assets.  We have revised our disclosure on page 30 to include the above information.

31.	Revise this section to discuss the contingency associated with Ji’An Qingshi Credit Cooperative revoking its verbal agreement and calling the loan.

Response: Pursuant to your comment, we have included in our disclosure on page 33 the contingency associated with Ji’An Qingshi Credit Cooperative revoking its verbal agreement and calling the loan.

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

Item 3.  Properties, page 34

32.
Please reconcile your disclosure that the monthly rent for your refrigerated warehouse is “about USD $678.86” in the first paragraph of page eight and the third paragraph of page 24 with your disclosure here that you pay approximately $.27 per cubic meter per day for the 160 cubic meter refrigerated warehouse.

Response: Pursuant to your comment, we have revised our disclosure on page 34 to correctly reflect the monthly rent of the refrigerated warehouse of approximately $678.86.

Directors and Executive Officers, page 36

33.
We note that Yuxiang Zhang and Hui Sun are now directors of the company.  Please provide the disclosure required by Item 401(e) of Regulation S-K for these directors regarding the specific experience, qualification, attributes or skills that led to the conclusion that each person should serve as a director.

Response: Pursuant to your comment, we have revised our disclosure about Yuxiang Zhang and Hui Sun on page 37.

Item 7. Certain Relationships and Related Transactions, and Director Independence  Director Independence, page 40

34.
We note your supplemental response and your statement in this section that you currently have no transactions with related persons.  Please reconcile this statement with your disclosure in the second paragraph under Liquidity and Capital Resources on page 30 that “[a]s of June 30, 2010, and as of June 30, 2009, we had notes payables of approximately $755,311 and $675,943 to related parties, respectively”.  We therefore reissue comments 56, and 57 of our letter dated December 3, 2010.

Response: The Company had been  financing its operations from continuous loans from individuals, principally residents of China, most of who are shareholders or immediate family members of shareholders.   These loans were recorded in the Company’s financial statement as related party loans. Though none of these loans exceeds an amount of $120,000 and falls into the definition of related transaction in Item 404 of Regulation S-K, we are voluntarily disclosing the information of these loans in Item 7 to reconcile with our disclosure under Liquidity and Capital Resources on page  40.

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

35.
In this regard, please also revise to address any transactions in which the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years.  See Item 404(d)(1) of Regulation S-K.

Response: Pursuant to your comment, we have revised our disclosure on page 40.

36.	Also, revise your statement in this section to remove the word “currently” as it might appear to limit your disclosure to a shorter time period than is covered by Item 404 of Regulation S-K.

Response: Pursuant to your comment, we have removed the word “currently” on page 40.

Form 10-Q for the quarterly period ended September 30, 2010
Evaluation of Disclosure Controls and Procedures, page 29

37.
Although you have not yet provided management’s assessment on the effectiveness of internal controls over financial reporting (ICFR), you have disclosed on page 20 of the amended Form 10 your belief that ICFR are not effective at September 30, 2010.  Please tell us and revise to disclose the compensating factors that support management’s conclusion that disclosure controls and procedures are effective, or revise to state that disclosure controls and procedures are not effective.

Response: Pursuant to your comment, we have revised to state that disclosure controls and procedures are not effective as of September 30, 2010 on page 29 of Amendment to Form 10-Q for the quarter ended September 30, 2010.

38.
We reviewed your response to our prior comment 62.  In addition to reflecting relevant changes in your Form 10-Q for the interim period ended December 31, 2010, please revise the Form 10-Q for the interim period ended September 30, 2010 to conform to any changes made as a result of our comments above, as necessary.

Response: Pursuant to your comment and Comment 34 herein above, we have revised our Note E on page 14 and Note H on page 29 in the Form 10-Q for the interim period ended December 31, 2010.

Form 10-Q for the quarterly period ended December 31, 2010

39.	Please amend this Form 10-Q to comply with the comments issued above, as applicable.

Response: Pursuant to your comment, we have updated our Form 10-Q to comply with the comments issued above.

40.
We note the significant increase in the revenues generated from the sale of ginseng.  This appears to contradict the disclosure that you are storing your ginseng for use in your beverages.  Please discuss the reason(s) for the significant increase in sales in this quarter.  In addition, as previously commented on in the Form 10 and as reissued in a comment earlier in this letter, please provide a more detailed discussion as to the reason(s) for the changes in the results of operations and quantify the amount of the changes.

Response: Pursuant to your comment, we have updated our Amendment to Form 10-Q for the three months ended December 31, 2010 and relevant disclosure can be found on page

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  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

Requesting acceleration of the effective date of the pending registration statement:

•	Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments at a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Response :  Pursuant to your comment, we are hereby acknowledging that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments at a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman,
By: Louis Taubman,
Attorney at Law

Cc: Liu Changzhen

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com